

April 22, 2025

Paul Krause
Secretary
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

      **Re: Harley-Davidson, Inc.**
          **DEF 14A filed April 3, 2025**
          **File No. 001-09183**

Dear Paul Krause:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

DEF 14A filed April 3, 2025
General

1.  We note your disclosure that "the number of votes cast favoring each Director nominee's election must exceed 50% of the total number of votes cast with respect to that nominee's election, including any votes withheld, for shareholders to elect the nominee, [and t]herefore, a 'withheld' vote is effectively a vote 'against' a nominee." Further, we note that Section 2.08(a) of your by-laws states that "[v]otes cast shall include votes 'for' and 'against' [a] director's election and direction to withhold authority in each case and exclude abstentions and broker nonvotes with respect to that director's election." In this respect, when applicable state law gives legal effect to votes cast against a nominee, then in lieu of providing a means for security holders to withhold authority to vote, the form of proxy must provide a means for security holders to vote against each nominee and a means for security holders to abstain from voting. Refer to Rule 14a-4(b)(4). However, your form of proxy card only includes "for" and "withhold" options. Please revise to omit the option to "withhold," and include "for," "against" and "abstain" options, or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions